Teryl Resources Corp.
(a British Columbia corporation)

Teryl, Inc.
(a Delaware corporation)
(100% owned by Teryl Resources Corp.)

Argon Investment Corporation (a British Columbia company) *(100% owned by Teryl Resources Corp*	**International Diamond Syndicate Ltd.,** (a British Columbia corporation) *(40% owned by Teryl Resources Corp.)*